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                                                                 EXHIBIT (a)(10)

FOR IMMEDIATE RELEASE

CONTACT:        Daniel W. Brady, Chief Executive Officer
                        Telephone Number:  (972) 466-0475

                        HILITE INDUSTRIES EXTENDS TENDER OFFER


CARROLLTON, TEXAS, May 28, 1999 -- Hilite Industries, Inc. (NASDAQ:HILI) today announced it has extended the expiration of its previously announced tender offer until 9:00 a.m. New York City time on June 1, 1999. As of 3:00 p.m. New York City time, today, 4,519,327 shares of Hilite common stock had been validly tendered into the offer, which represents approximately 92% of all outstanding common shares of Hilite.

          Hilite Industries, Inc. designs, manufactures and sells a diversified line of highly engineered components and assemblies for the automotive industry including brake proportioning valves, electromagnetic clutches, machined components such as mounting brackets and pulleys, and specialty components and assemblies such as stampings, specialty springs and automated assemblies. The Company's customers include all three domestic automotive companies: Ford Motor Company, General Motors Corporation and Daimler Chrysler Corporation as well as other original equipment manufacturers such as Navistar International Transportation Corporation and non-automotive companies such as Motorola, Inc. The Company also sells products to first-tier suppliers of the automotive industry including Borg-Warner Corporation, Bosch Braking Systems Corporation, Denso of Los Angeles, Inc. and ITT Automotive of North America, Inc.

          For further information call Investor Relations at (972) 466-0475 or access Hilite Industries, Inc.'s website at www.hilite-ind.com.